

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2014

Via E-mail
Mr. John K. H. Linnartz
Managing Member
Mustang Capital Management, LLC
1506 McDuffie Street
Houston, Texas 77019

> **Re:** **Furmanite Corporation**
> **Soliciting Material on Schedule 14A filed by Mustang Capital**
> **Management, LLC et al.**
> **Filed December 4, 2014**
> **File No. 001-05083**

Dear Mr. Linnartz:

We have reviewed your filing and have the following comment.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1.   We note your statement that the current directors of the company have "undisclosed personal, business and financial entanglements." Please provide support for this assertion, either in revised proxy materials or as supplemental information submitted to the staff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Andrew M. Freedman, Esq.
        Olshan Frome Wolosky LLP